SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
	FOUR TIMES SQUARE NEW YORK 10036-6522	FIRM/AFFILIATE OFFICES
DIRECT DIAL (212) 735-2439 DIRECT FAX (917) 777-2439 EMAIL ADDRESS LKAUFMAN@SKADDEN.COM	________ (212) 735-3000 Fax: (212) 735-2000 http://www.skadden.com	________ BOSTON CHICAGO HOUSTON LOS ANGELES PALO ALTO SAN FRANCISCO WASHINGTON, D.C. WILMINGTON
	January 17, 2008	________ BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SINGAPORE SYDNEY TOKYO TORONTO VIENNA

Mr. Sebastian Gomez Abero

Ms. Suzanne Hayes

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Sapphire Industrials Corp. Amendment No. 7 to Form S-1 Registration Statement File No. 333-146620

Dear Mr. Abero and Ms. Hayes:

This letter is submitted on behalf of Sapphire Industrials Corp. (the “Company”) with respect to Amendment No. 7 to the Company’s registration statement on Form S-1 (File No. 333-146620).

We have filed via EDGAR Amendment No. 7 to the registration statement. For your convenience, we are also forwarding five courtesy copies of Amendment No. 7 to the registration statement, which are marked to show changes from the registration statement previously filed. The changes to the registration statement are described below.

Unless otherwise indicated, the page references refer to Amendment No. 7 to the registration statement.

Elimination of Lazard Co-Investment

As we discussed yesterday, Amendment No. 7 to the registration statement eliminates Lazard’s purchase of up to $37,500,000 of units at the IPO price at the time of the Company’s initial business combination. This change in structure results in deletions on the cover of the prospectus and pages 1, 5, 9, 25, 43, 45, 60, 90, 91, 93, 102 and 109.

January 17, 2008

Pricing Related Changes

Also as we discussed, the following pricing related changes are being included in Amendment No. 7 to the registration statement.

•

The underwriter has agreed to increase the amount of underwriting discounts and commissions that will be deferred and placed in the trust account described in the prospectus. The deferred amount has been increased from $0.317 per unit or $23,775,000 in the aggregate ($27,579,000 if the over-allotment option is exercised in full) to $0.37 per unit or $27,750,000 in the aggregate ($32,190,000 if the over-allotment option is exercised in full). This change results in an increase in the amount to be deposited in the trust account and results in revisions on the cover of the prospectus and pages 3, 14, 17, 21, 23, 27, 29, 31, 32, 34, 40, 41, 44, 50, 51, 55, 56, 57, 59, 62, 64, 66, 67, 72, 73, 74, 77, 78 and 113.

•

The Company has reduced the amount of interest income of the funds held in the trust account that may be released from the trust to fund its expenses from an aggregate of $8,000,000 to $6,000,000. This change is expected to result in an increase in the assets held in the trust and available in the event of a liquidation distribution to stockholders from the trust. This change is reflected in revisions on pages 14, 15, 27, 28, 30, 37, 38, 50, 51, 52, 59, 81, 84 and 94.

•

The Company has reduced from $7.50 to $7.00 the exercise price of the warrants included in the units that are being issued and sold to the public in the offering. The exercise price of the warrants that were issued to the founders and the warrants that will be issued to Lazard concurrently with the closing of the offering remains $7.50. This change results in revisions on the cover of the prospectus and pages 1, 4, 5, 7, 10, 12, 44, 60, 92, 93, 96, 98, 100 and F-10.

Other Revisions

Amendment No. 7 to the registration statement reflects the following additional changes in the nature of “clean-up”.

•	The Company has added disclosure on the cover of the prospectus and pages 19, 69, 70 and 72 to clarify the stockholder vote necessary under Delaware law in order to extend its corporate existence.

•	The Company has revised the description of the trust account on pages 31, 45 and 51 to indicate that up to $10,000,000 of the funds deposited may be invested directly in U.S. Treasury securities.

January 17, 2008

•

The Company has revised the description of the trust account on pages 14, 27, 51, 53, 70 and 81 to conform with the description of the conversion rights of public stockholders who vote against the extension of the corporate existence of the Company.

*     *     *

Please note that the underwriter will advise investors orally of the changes to the terms of the offering described above under the headings “Elimination of Lazard Co-Investment” and “Pricing Related Changes”.

As we discussed and consistent with our earlier acceleration request, the Company respectfully requests that effectiveness of the registration statement be accelerated to 2:00 p.m. today, Thursday, January 17, 2008 or as soon thereafter as practicable.

Please feel free to contact Stacy J. Kanter at (212) 735-3497, Gregg A. Noel (213) 687-5234 or the undersigned at (212) 735-2439 should you require further information or have any questions.

Sincerely,

/s/ Laura Amy Kaufmann
Laura Amy Kaufmann